                                                                    Exhibit 12.1


                       RATIO OF EARNINGS TO FIXED CHARGES

                                  (in thousands)

                                                                                                        Pro Forma  Pro Forma
                                                                                   Nine months ended               Nine months ended
                                 1994     1995       1996      1997      1998      9/30/98    9/30/99        1998    30-Sep-99
                                 ----     ----       ----      ----      ----      -------    -------   ---------  -----------------
Earnings ss.259.503(d)(3)
     Net loss                  $(12,495) $(28,476) $(38,375) $(43,044) $(127,304) $ (94,367) $(130,831) $(332,330) $(301,903)
     Fixed Charges                1,084     9,681    11,426    13,056     86,402     56,732    107,051    152,891    151,401
     Preferred Dividends           --        --        --        --       (3,301)    (2,131)    (1,341)    (3,301)    (1,341)
     Interest - Capitalized        --        (508)      (67)     (164)    (3,322)    (1,471)    (7,113)    (3,322)    (7,113)
                               -----------------------------------------------------------------------  ---------  ---------
                               $(11,411) $(19,303) $(27,016) $(30,152) $ (47,525) $ (41,237) $ (32,234) $(186,062) $(158,956)
                               =======================================================================  =========  =========

Fixed Charges ss.259.503(d)(4)
     Interest - Expensed**     $    772  $  8,856  $ 10,848  $ 12,450  $  79,177  $  52,715  $  97,344    135,389    140,467
     Interest - Capitalized        --         508        67       164      3,322      1,471      7,113      3,322      7,113
     Preferred Dividends           --        --        --        --        3,301      2,131      1,341      3,301      1,341
     Lease Expense                  312       317       511       442        602        415      1,253      1,543      2,480
                               -----------------------------------------------------------------------  ---------  ---------
                               $  1,084  $  9,681  $ 11,426  $ 13,056  $  86,402  $  56,732  $ 107,051  $ 143,555  $ 151,401
                               =======================================================================  =========  =========

Ratio of E to FC                 -10.53     -1.99     -2.36     -2.31      -0.55      -0.73      -0.30      -1.30      -1.05
                               =======================================================================  =========  =========

Deficiency of E to FC          $(12,495) $(28,984) $(38,442) $(43,208) $(133,927) $ (97,969) $(139,285) $(329,617) $(310,357)
                               =======================================================================  =========  =========

** Includes accretion of senior discount notes and amortization of debt issue costs.

The ratio of earnings to fixed charges is calculated as income before income taxes, divided by fixed charges. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one third of rental expense. The ratio of earnings to fixed charges for the years ended 1994, 1995, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 and the pro forma for the year ended 1998 and nine months ended 1999 by $12.5 million, $29.0 million, $38.4 million, $43.2 million, $133.9 million, $98.0 million, $139.3 million, $329.6 million and 310.4 million.